▪	EX-99.1.
Halfway Retirement of Independent Non-Executive Director
1.	Independent Non-Executive Director to retire halfway

•	Name: Jun, Kwang-Woo

•	Tenure: From February 23, 2007 to February 22, 2010

2.	Reason for Retirement: Resignation of Independent Non-Executive Director

3.	Retirement Date: March 6, 2008

4.	Total number of Independent Non-Executive Directors after Retirement: 8

•	Percentage of Independent Non-Executive Directors in Directors: 57% (8 of 14)

5.	Others

•	Resignation of above Independent Non-Executive Director due to appointment as chief of the Financial Services Commission